As filed with the Securities and Exchange Commission on February 28, 2011
Securities Act File No. 333-160876
Investment Company Act File No. 811-21815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PNC ABSOLUTE RETURN TEDI FUND LLC
(Name of Subject Company (Issuer))
PNC ABSOLUTE RETURN TEDI FUND LLC
(Name of Filing Person(s) (Issuer))
LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)
69350X108
(CUSIP Number of Class of Securities)
Daniel O. Hirsch, Esq.
PNC Legal Department
1600 Market Street, 28th Floor
Philadelphia, PA 19103
(215) 585-5082
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
With a copy to:
John Loder, Esq.
Ropes & Gray LLP
Prudential Tower
800 Bolyston Street
Boston, MA 02199-3600
(617) 951-7405
February 28, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: $100,000 (a)	Amount of Filing Fee: $11.61 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
     The Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a) (1) (i) is incorporated by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
          (a) The name of the issuer is PNC Absolute Return TEDI Fund LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company and registered under the Investment Company Act of 1940, as amended. The Fund invests substantially all its investable assets in the PNC Absolute Return Cayman Fund LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the Fund. The Offshore Fund, in turn, invests substantially all of its investable assets in the PNC Absolute Return Master Fund LLC (the “Master Fund”), a separate closed-end, non-diversified management investment company with the same investment objective as the Fund and the Offshore Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is sometimes called a “master/feeder” structure. The Master Fund is simultaneously making a concurrent tender offer to the Offshore Fund to repurchase interests in the Master Fund at least equivalent in value to the value of the Interests that the Fund is offering to repurchase. The Offshore Fund will then distribute the proceeds of such repurchases to the Fund. The Fund cannot make a repurchase offer larger than the repurchase offer made by the Master Fund. The principal executive office of the Fund is located at Two Hopkins Plaza, Baltimore Maryland 21201 and the telephone number is (800) 239-0418.
          (b) The title of the securities being sought is limited liability company interests (“Interests”). As of December 31, 2010, there were approximately $3,272,166.40 of Interests issued and outstanding.
          (c) There is no secondary trading market for the Interests, which many only be sold to certain qualified investors.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
          (a) The Fund is tendering for its own Interests. The Master Fund will repurchase Interests in the Master Fund equivalent in value to the value of the interests tendered to the Fund by its members for cash repurchase consistent with the terms of the Offer. The information required by this Item is set forth in Item 2(a) above. The Master Fund concurrently filed a Schedule TO with the Securities and Exchange Commission on February 28, 2011.
ITEM 4. TERMS OF THE TRANSACTION.
          (a) (1) (i) The Fund is seeking tenders for Interests having up to $100,000 at a price equal to the net asset value as of June 30, 2011 (the “ Offer”).
          (ii) For each Interest tendered by a Member and accepted by the Fund, the Member will receive a promissory note. The promissory note will entitle the Member to receive an initial payment equal to 90% of the net asset value per Interest (the “NAV”) calculated as of June 30, 2011, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 28, 2011 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its Registration Statement, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. The information required is incorporated by reference to Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payments” of the Offer to Purchase.
          (iii) The Offer is scheduled to expire on March 28, 2011, unless extended. The Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.
          (iv) Not applicable.
          (v) The Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

          (vi) Section 5 “Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.
          (vii) The Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase are incorporated herein by reference.
          (viii) Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.
          (ix) The Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payments” of the Offer to Purchase are incorporated herein by reference.
          (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. In addition, a reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.
          (xi) Not applicable.
          (xii) Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.
          (2) Not applicable.
(b) PNC Investment Company LLC (formerly, PNC Investment Corp.), an affiliate of the Fund’s manager, PNC Capital Advisors, LLC (the “Manager”), is a direct Interest holder of the Fund. As of December 31, 2010, PNC Investment Company LLC held 4.16% of the Fund’s net asset value. As of the date of this Offer, PNC Investment Company LLC also owns a substantial majority of the outstanding interests in another feeder fund that invests substantially all of its investable assets in the Master Fund. This investment represents a substantial majority of the outstanding interests in the Master Fund. The affiliate is not required to maintain its investment in the feeder fund indefinitely, and the affiliate may tender all or a portion of its interest in the feeder fund for redemption or repurchase at any time. If the affiliate successfully tenders all or a portion of its interest in the feeder fund for redemption or repurchase, the resulting reduction in the Master Fund’s assets could limit the ability of the Adviser to implement successfully the investment program of the Master Fund and could have a material adverse effect on the Fund. Also, in the event of such a redemption or repurchase, the Master Fund might be reduced to too small a size for it to continue to operate efficiently. This could lead to a decision to liquidate the master-feeder structure, including the Fund.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
          The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, the Offshore Fund or the Master Fund, any of the Fund’s or the Master Fund’s executive officers or directors, any person controlling the Fund, the Offshore Fund or the Master Fund, or any executive officer or director of any corporation ultimately in control of the Fund, the Offshore Fund or the Master Fund and any person with respect to any securities of the Fund, the Offshore Fund or the Master Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.
ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.
          (a) and (b) Section 1 “Background and Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.
          (c) Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. The Fund is engaged in a public offering, from time to time, of its Interests. The Fund is a “feeder” fund that invests all its investable assets in the Offshore Fund, which in turn, invests all its investable assets in the Master Fund. The Master Fund has the same investment objective as the Fund and Offshore Fund. All investment activity is undertaken at the Master Fund level. This structure is sometimes called a “master/feeder” structure.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          (a) (b) and (d) Section 6 “Purchases and Payments” of the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.
          (a) Neither the Fund, the Offshore Fund nor the Master Fund holds any Interests in treasury securities. Based on December 31, 2010 values, PNC Investment Company LLC owns $136,191.74 of Interests, representing approximately 4.16% of the outstanding Interests.
          (b) Section 8 “Certain Information About the Fund” of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund or the Master Fund, any executive officer or director of the Fund or the Master Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. The Master Fund issues Interests to the Offshore Fund in private placement transactions that do not involve any “public offering” within the meaning of Section 4 (2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of Interests of the Fund sold to the public. Within the past 60 business days pursuant to the private offering of its interests, the Master Fund has issued $100,000 in aggregate amount of Interests to the Offshore Fund, which in turn issued $100,000 interests to the Fund.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
     No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.
ITEM 10. FINANCIAL STATEMENTS.
          (a) The Fund’s financial information for the period ended March 31, 2010 and the Master Fund’s financial information for the period ended March 31, 2010 each have been audited by Deloitte & Touche LLP, and is incorporated herein by reference to their reports filed with the SEC on June 8, 2010 (File numbers 811-21815 and 811-21814, respectively). Copies of the Fund’s and the Master Fund’s financial information may be found on the Securities and Exchange Commission’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (800) 239-0418.
          (b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
          (a) (1) None.
               (2) None.
               (3) Not applicable.
               (4) Not applicable.
               (5) None.
          (b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.
ITEM 12. EXHIBITS.
          (a) (1) (i) Offer to Purchase.
          (ii) Form of Letter of Transmittal.
          (iii) Letter to Members.
          (iv) Form of Notice of Withdrawal of Tender.
          (2) — (4) Not applicable.
          (5) (i) Audited Financial Statements of the Fund by Deloitte & Touche LLP for the period ended March 31, 2010 are incorporated by reference to the Fund’s Annual Report as filed on Form N-CSR with the Securities and Exchange Commission on June 8, 2010 (File number 811-21815).
          (ii) Audited Financial Statements of PNC Absolute Return Master Fund LLC by Deloitte & Touche LLP for the period ended March 31, 2010 are incorporated by reference to the

Master Fund’s Annual Report as filed on Form N-CSR with the Securities and Exchange Commission on June 8, 2010 (File number 811-21814).
          (b) Not applicable.
          (d) Not applicable.
          (g) Not applicable.
          (h) Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PNC ABSOLUTE RETURN TEDI FUND LLC
By:	/s/ Jennifer E. Spratley
	Name:	Jennifer E. Spratley
	Title:	Vice President

February 28, 2011

EXHIBIT INDEX
EXHIBIT

(a) (1) (i)	Offer to Purchase.

(a) (1) (ii)	Form of Letter of Transmittal.

(a) (1) (iii)	Letter to Members.

(a) (1) (iv)	Form of Notice of Withdrawal of Tender.